Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.

SUPPLEMENT NO. 14 DATED JANUARY 21, 2014
TO THE PROSPECTUS DATED APRIL 22, 2013

This Supplement No. 14 supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, as supplemented by Supplement No. 12 dated December 24, 2013 and Supplement No. 13 dated January 3, 2014. The purpose of this Supplement No. 14 is to disclose:

•the status of our initial public offering;

•entry into a purchase and sale agreement; and

•the origination of a first mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of January 17, 2014, we received and accepted subscriptions in our offering for 12.3 million shares, or $122.7 million, including 0.2 million shares, or $2.1 million, sold to NorthStar Realty Finance Corp., or our sponsor. As of January 17, 2014, 98.2 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.
Entry into a Purchase and Sale Agreement
On January 15, 2014, we, through a subsidiary of our joint venture, or the joint venture, with The Freshwater Group, Inc., or Freshwater, assumed a purchase and sale agreement from an affiliate of Freshwater for the purchase of a 202-unit independent living facility located in Frisco, Texas, or the Parkview facility, for a purchase price of $39.5 million, plus closing costs and credits for certain capital expenditures. Pursuant to the terms of the purchase and sale agreement, the joint venture must close the acquisition of the Parkview facility on or before March 3, 2014. Although there can be no assurance that the transaction will be completed, the joint venture expects to complete the acquisition of the Parkview facility in February 2014.
The Parkview facility is the third asset to go under contract through the joint venture, which has acquired a 125-unit independent living facility located in Milford, Ohio for $15.6 million, plus closing costs, and entered into a purchase and sale agreement to acquire a 184-unit independent and assisted living facility located in Denver, Colorado, or the Harvard Square facility, for $31.5 million, plus closing costs. Although there can be no assurance that the transaction will be completed, the joint venture expects to complete the acquisition of the Harvard Square facility on or before January 31, 2014.
Origination of a First Mortgage Loan
On January 14, 2014, we, through a subsidiary of our operating partnership, directly originated a $14.6 million senior loan, or the senior loan, secured by two senior living facilities located in Pennsylvania and Delaware, or the properties. We funded the senior loan with proceeds from our offering.

The properties consist of a 70-bed assisted living and skilled nursing facility located in Dallastown, Pennsylvania, or the Dallastown Center, and a 66-bed skilled nursing facility located in Newark, Delaware, or Newark Manor. The Dallastown Center consists of four buildings, including two administrative buildings and two primary facilities: a 40-bed, 22,400 square foot assisted living facility constructed in 1991 and a 30-bed, 11,300 square foot skilled nursing center constructed in 1953 and renovated in 1994. Newark Manor contains 24,000 square feet and was constructed in 1975 and renovated in 1986. The properties are managed by an affiliate of the borrower, an experienced regional operator of a total of four senior living facilities located in Delaware, Pennsylvania and West Virginia.
The senior loan bears interest at a floating rate of 8.0% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 8.25%. We earned an upfront fee equal to 1.0% of the senior loan amount and will earn a fee equal to 1.0% of the outstanding principal balance of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to finance the senior loan on a credit facility in the future.
The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.50% of the amount being extended for each extension option. The senior loan may be prepaid after the first 21 months, provided the borrower pays the remaining interest due on the amount prepaid through month 24. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The loan agreement for the senior loan, or the senior loan agreement, requires the borrower to comply with various financial and other covenants. In addition, the senior loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The properties’ loan-to-value ratio, or the LTV ratio, is approximately 84%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by NorthStar Healthcare and its affiliates, if any, over the appraised value of the properties at the time of origination.

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